Exhibit 21

Subsidiaries of the Registrant

As of November 14, 2011

Subsidiary	State or Jurisdiction of Incorporation or Organization	Name Under Which Does Business (if different)
Diedrich Coffee, Inc.	Delaware

Keurig, Incorporated	Delaware

Timothy’s Coffee of the World, Inc.	New Brunswick, Canada

GMCR Canada Holding Inc. (formerly LJVH Holdings, Inc.)	New Brunswick, Canada